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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                 SCHEDULE TO-I

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                       SECURITIES AND EXCHANGE COMMISSION

                                AMENDMENT NO. 1

                             ---------------------

                               WOLOHAN LUMBER CO.
                                (Name of Issuer)

                          WOLOHAN LUMBER CO. (ISSUER)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   977865-104
                     (CUSIP Number of Class of Securities)

                                JAMES L. WOLOHAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               WOLOHAN LUMBER CO.
                               1740 MIDLAND ROAD
                            SAGINAW, MICHIGAN 48603
                                 (517) 793-4532
                 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                    COPY TO:
                           VERNE C. HAMPTON, II, ESQ.
                             DICKINSON WRIGHT PLLC
                        500 WOODWARD AVENUE, SUITE 4000
                            DETROIT, MICHIGAN 48226
                                 (313) 223-3546

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*  $18,000,000              AMOUNT OF FILING FEE  $3,600.00

* Assumes purchase of 1,500,000 shares of common stock, par value $1.00 per share, at the maximum tender offer price of $12.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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
AMOUNT PREVIOUSLY PAID: $3,600.00                FILING PARTY: Wolohan Lumber Co.
FORM OR REGISTRATION NO.: Schedule To            DATE FILED: November 9, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] Third-party tender offer subject to Rule 14d-1.
[X] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[ ] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Wolohan Lumber Co., a Michigan corporation, to purchase up to 1,500,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, par value $1.00 per share, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 16, 2000, between the Issuer and Registrar and Transfer Company, as the Rights Agent, at a price not in excess of $12.00 nor less than $10.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2000 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.



     The Offer to Purchase, a copy of which was previously filed with this Schedule TO as Exhibits (a)(1)(A) is hereby amended as follows in response to
Item 4 of this Tender Offer Statement on Schedule TO.


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ITEM 4 TERMS OF THE TRANSACTION



1.Procedure for Tendering.



  The following sentence:



     "A tendering shareholder by checking the box indicating that they will accept the purchase price we determine, may have the effect of decreasing the price at which any shares will be purchased."



is added to the following sections of the Offer to Purchase.



    Summary of Terms - "What Will the Purchase Price for the Shares Be and What Will be the Form of Payment"



    Item 1 -- Number of Shares



    Item 3 -- Procedures for Tendering Shares



    Item 5 -- Purchase of Shares and Payment of Purchase Price.



2.Priority of Purchase.



  The following sentence is added to Item 1 - Number of Shares under sub-heading "Odd Lots".



     "We estimate the number of odd lot record holders to be approximately 350".



3.Conditions to the Offer




  The final paragraph under "The Offer - Conditions of the Offer" is hereby deleted in its entirety and replaced with the following paragraph



     "The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the time we accept shares for payment. Satisfaction of a condition, once raised regardless of the circumstances, remains based upon objective criteria beyond our control. We may waive them, in whole or in part, at any time and from time to time prior to the time we accept shares for payment, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 5 will be final and binding upon all persons."



4.Safe Harbor For Forward-Looking Statements - 9/22/00 Press Release.



  Forward Looking Statements A sentence is added to this section reading as follows:



     "Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not applicable to statements made in connection with a tender offer."

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WOLOHAN LUMBER CO.

                                          By: /s/ JAMES L. WOLOHAN
                                            ------------------------------------
                                            Name: James L. Wolohan
                                            Title: President and Chief Executive
                                              Officer


Date: November 22, 2000